January 5th, 2013

This opinion is in response to E-World USA Holding, Inc.'s (hereinafter referred to as “E-World”) SEC comments regarding E-World's compliance with PRC's import and Direct Selling laws and regulations.

Below is an excerpt of E-World’s business model:

“Our Company is a provider of Health and Nutritional supplements and Skin-Care products through our website by means of a network of Direct Sales Associates or “DSA’s.” Although we have a network of DSA’s, unlike many other multi-level marketing companies, it is our policy that DSA’s should purchase our products strictly for personal use rather than to resell or to distribute our products. Notwithstanding our direct selling structure, all purchases are made directly on our website. The primary business purpose of DSA’s is to refer new members or new customers to our website for them to purchase products directly from us for their own personal use. All products are shipped directly to the customer by us from the USA, or in certain limited cases transshipped from our warehouse facility in Hong Kong directly to the customer in China, and not sent to a DSA to distribute to the customer.

Unlike many traditional multi-level marketing companies, we do not have physical locations of stores and offices and do not undertake any actions physically in foreign countries where our DSA’s are located. We are not actively promoting our direct selling business model or holding any training seminar or any related activities physically in foreign countries.”

Analysis and Conclusion

In China, direct selling is subject to certain strict restrictions. There are clear provisions about products for direct selling, enterprises involved in direct selling, and direct sales persons respectively under Articles 2, 3 and 4 of the Regulations for the Administration of Direct Selling.  Instead of being prohibited, direct selling is subject to certain strict restrictions by PRC laws and regulations. There are clear provisions about products for direct selling, enterprises involved in direct selling, and direct sales persons respectively under Articles 2, 3 and 4 of the Regulation for the Administration of Direct Selling. To carry out direct selling in China, an enterprise shall be established in China and apply for a particular business license in accordance with relevant regulations. Although E-World’s members and customers are located in China, it is not subject to this regulation because the regulations are not based upon where members and customers are located. Instead, the regulations govern physical locations of stores and offices as well as activities taken physically in China, as opposed to activities over the internet. E-World does not have physical stores and office established in PRC for promotion of the products as well as Direct Selling marketing method, and it is not actively promoting its direct selling business model or holding any training seminar or any related activities physically in PRC. Thus, the sales model is not classified as direct selling as specified by the Regulation for the Administration of Direct Selling.

Pursuant to the regulations issued by China customs, health food can be posted from overseas into mainland China with a certain limit of reasonable quantity for self-use only. In this regard, E-World has not violated any PRC laws and regulations by selling health food to mainland China over the internet as it only allows orders for reasonable quantity for self-use only and only ships directly to the customer who ordered, not to the member for redistribution to other customers. In view of this business model in which our products are sold to individual members with purchases made for personal use, we believe the sales and shipping of goods do not violate PRC’s laws regulations.

Pursuant to the regulations issued by PRC Customs, health food can be posted from overseas into mainland China within a certain limit of reasonable quantity for self-use only. In this regard, E-World has not violated any PRC laws and regulations by selling health food to mainland China over the internet. However, PRC laws and regulations do prohibit any use of the internet to conduct such activities as spreading heretical beliefs, ganging up, superstition and hooliganism which seriously deviate from the requirements of building of spiritual civilization and affect social stability in PRC, or otherwise such as to gain exorbitant profits, evade taxes, seriously harm the interest of consumers and interfere with the normal economic order. E-World’s business does not involve any of the prohibited activities so E-World has not violated any of the PRC laws and regulations on internet activities.

Base on our understanding of E-World's business model and membership types, E-World's members signed up to make purchases for their own use and occasionally for closely related persons. The members noted in their business models are not buying in bulk and resell the items personally. They encourage new members to sign up to make purchases of E-World's products themselves. As such, the China-located DSAs and customers have not violated any of the China laws and regulations and the China’s Regulation for the Administration of Direct Selling is not applicable to them.

In view of E-World's business model, which E-World's products are sold to individual members with purchases made for personal use, E-World's sales and shipping of goods would not violate PRCs custom regulations.

Instead of being prohibited, direct selling is subject to certain strict restrictions by PRC laws and regulations. There are clear provisions about products for direct selling, enterprises involved in direct selling, and direct sales persons respectively under Articles 2, 3 and 4 of the Regulation for the Administration of Direct Selling. To carry out direct selling in the territory of China, an enterprise shall be established in China and apply for a particular business license in accordance with relevant regulations.

This is to advise you specifically noting the facts cited by the SEC, E-World complies with this regulation because in view of the fact that E-World has neither established any entities in PRC, nor applied for a business license with PRC administrative authority, nor actively promoted its direct selling business model and hold any training seminar or any related activities in PRC, E-World’s selling model shall not be classified as direct selling as specified by the Regulation for the Administration of Direct Selling.

广东深泰和秦律师事务所(Guangdong Shenzhen TAHOTA Law Firm)

LAWYER: 黄远兵

/s/黄远兵2013.1.6

Address: Room C\D,Floor 5,Block 6,Jingan Shengshi Buliding, Yantian Road, Yantian District,Shenzhen

Tel:86-755-25558080

Fax:86-755-82637280